Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 19, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1156
            Guggenheim Select Quality Municipal Portfolio, Series 1
                       File Nos. 333-193978 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments sent on March 12, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1156, filed on February 14, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Select Quality Municipal Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

     1. This section states that the Trust's investment objective is to "provide current income and to preserve capital by investing in a portfolio primarily consisting of investment-grade municipal bonds." (Emphasis added.) Since the emphasized portion of the objective statement is an investment strategy rather than an investment objective, please delete this portion of the Trust's investment objective.

     Response: The language has been revised in response to your comment.

Investment Summary -- Principal Investment Strategy

     2. If the Trust will concentrate in the municipal bonds of a particular state or territory, please disclose the strategy here and provide the risks in "Principal Risks."

     Response: The Trust will not concentrate in the municipal bonds of a particular state or territory.

     3. In the first sentence of this section, please revise the term "net assets" to "assets," or alternatively, to "net assets, plus the amount of any borrowings for investment purposes." See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940.

     Response: The language has been revised in response to your comment.

     4. Please provide a maturity policy for the Trust's municipal bond investments.

     Response: The Trust does not have a maturity policy for the municipal bond investments. The Trust may invest in bonds with any maturity term.

Investment Summary -- Principal Risks

     5. Since the summary of principal investment strategies states that up to 10% of the Trust may be invested in "junk bonds," please provide the risks associated with junk bond investments, and include the term "speculative" in this disclosure. Also, please provide a risk disclosure regarding the possibility that interest earned on the Trust's municipal bonds may be subject to the Alternative Minimum Tax.

     Response: The language has been revised in response to your comment.

Investment Summary -- Who Should Invest

     6. The first and fourth bullet points in this section appear to refer to a completely different portfolio that focuses on corporate junk bonds. Please review the disclosures in this section and provide appropriate revisions.

     Response: The language has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren